Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

15 October 2012

POSITIVE INTERIM DATA FROM CAN-003 TRIAL OF CVACTM FOR OVARIAN CANCER

Prima BioMed Ltd (ASX:PRR; NASDAQ:PBMD; ISIN:US74154B2034) (“Prima”,” the “Company”) today announced positive trends in the interim data from the CAN-003 phase 2 clinical trial of CVacTM to treat epithelial ovarian cancer patients in remission after first-line or second line therapy. Dr. Jeffrey Goh is the lead author of the data poster to be presented at the 14th Biennial International Gynecologic Cancer Society (IGCS) in Vancouver, Canada on October 15, 2012.

Interim progression free survival data show a favourable trend toward patients receiving CVac staying in remission longer than those in the observational standard of care (OSC) group. Combining overall data of first and second remission, the median progression free survival time (as of the date of data cut-off) is 421 days for non-randomized CVac, 365 days for CVac, and 321 days for OSC. The first seven patients on the study were not randomized and all seven were assigned to receive CVac in accordance with the trial design.

Safety data to date indicate that CVac is very well tolerated as compared to observational standard of care (OSC). Preliminary intracellular cytokine staining (ICS) data in three CVac treated patients have shown a potent cytotoxic T cell response specific to mucin 1, while untreated patients did not show the same immune response. In the near term, upon completion of the analysis, the Company will release ICS data from a cohort of seven patients that have been followed for an extended period of time. Over the next year, Prima will have ICS data on all patients enrolled on the CAN-003 trial.

CVac may be expected to confer increasing clinical benefit to patients as observation continues; the immune system takes time to build up its strongest response against tumor cells. Interim progression free survival and immune monitoring data from the CAN-003 trial demonstrate an early profile similar to other successful immunotherapy products to treat cancer such as PROVENGE® and YERVOY®. While the CAN-003 data are interim stage and in a small cohort of patients, these data indicate that there are no impediments to moving the CVac clinical development program forward.

Speaking of the IGCS poster presentation, Dr. Goh commented “We are very pleased by the information we are able to share at the IGCS meeting. The initial immune monitoring data are representative of the type of response necessary to mount an effective immune response against cancer. And the trends in progression free survival are very encouraging. This interim dataset is consistent with expectations for a potentially effective immune therapy to treat ovarian cancer.”

Matthew Lehman, Prima’s CEO said: “We believe that the promising CAN-003 data further validate our ovarian cancer program and the CANVAS trial. We will be evaluating the potential to explore CVac in other cancer types that overexpress mucin 1 as well.”

More detailed information on the CAN-003 interim data is available from Dr. Goh’s poster and at the Company’s website http://www.primabiomed.com.au/announcements.

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

About CAN-003

CAN-003 is an open label, randomized, multinational, controlled phase 2 study. Sixty three ovarian cancer patients in first or second remission have been enrolled. The first seven patients were not randomized and all received CVac. Subsequently, 29 patients were randomized to the CVac group compared to 27 patients in the observation standard of care group.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889